February 9, 2012

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Jeffrey Riedler
Assistant Director

Re:	Tengion, Inc.
Registration Statement on Form S-3
Filed February 1, 2012
File No. 333-179293

Dear Mr. Riedler:

This letter responds to your letter dated February 8, 2012, to John L. Miclot, Chief Executive Officer of Tengion, Inc. (the “Company”).  For your convenience, the comment is restated below, followed by the Company’s response.

We note that you filed a Form 8-K on November 23, 2011 that reported an event that occurred on November 14, 2011. The filing of this form was beyond the four business day period mandated by Form 8-K.  Accordingly, it appears that S-3 eligibility has been compromised. Please refer to General Instruction I.A.3(b) of Form S-3. If you are not eligible to use the Form S-3, you cannot conduct your contemplated delayed, shelf offering because Rule 415 only permits these types of offerings on Form S-3. Therefore, you must withdraw your registration statement.

RESPONSE:

The Company’s Current Report on Form 8-K, filed with the Securities and Exchange Commission (the “Commission”) on November 23, 2011, was filed for the purposes of disclosing that: (i) the Company had announced on November 14, 2011, that it intended to conduct a corporate restructuring (the “Restructuring”); and (ii) in connection with that corporate restructuring, the employment of two of the Company’s named executive officers would be terminated on December 31, 2011 (the “NEO Terminations”).  The Company respectfully submits that no “event” occurred on November 14, 2011, that would have triggered a requirement to make disclosure on Form 8-K within the mandated four (4) business day requirement.

Division of Corporation Finance
February 9, 2012

First, with regard to the Restructuring, the Company believes that it was not under any obligation to file a Form 8-K for purposes of making such disclosure, since the Company made adequate disclosure of the Restructuring in its press release filed as an exhibit to a Form 8-K on November 14, 2011, and in its Quarterly Report on Form 10-Q filed with the Commission on the same date.  In addition, the press release filed on November 14, 2011 discloses the NEO Terminations.

Second, with regard to the NEO Terminations, the Company respectfully submits that neither of the executives’ employment was terminated on November 14, 2011.  To the contrary, the Company’s November 14, 2011 press release disclosed that these executives would remain employed with the Company until December 31, 2011, at which time their employment would be terminated.  Both of the executives continued to perform their respective functions as officers of the Company until December 31, 2011.  Accordingly, the Company respectfully asserts that the triggering event necessitating disclosure of the NEO Terminations on a Form 8-K was December 31, 2011, and not the earlier date of November 14, 2011.  As a result, the Company’s filing of the Form 8-K on November 23, 2011 containing the disclosure of the NEO Terminations was therefore made well in advance of the filing date.  The Company believes that the earlier filing of the Form 8-K on November 23, 2011, more appropriately served the interest of investors, in that it disclosed events that the Company knew would occur at a later point in time.  Furthermore, even if the event requiring disclosure of the NEO Terminations occurred on November 14, 2011, as noted above, the press release filed as an exhibit to the Company’s Form 8-K on November 14, 2011 disclosed the most significant information required by Item 5.02(b) of Form 8-K regarding the NEO Terminations.

The Company would appreciate the Staff’s cooperation in promptly reviewing the foregoing response to the comment.  Please contact me at (215) 864-8606 if you have any comments or questions.

Very Truly Yours,

/s/ Justin P. Klein
Justin P. Klein

c: John L. Miclot
    A. Brian Davis